EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO RECEIVES RECEIPT FOR FINAL SHORT FORM PROSPECTUS

Toronto, Canada – March 29, 2011 – Banro Corporation (“Banro”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to announce that it has received a receipt or deemed receipt, as applicable, for its short form prospectus dated March 25, 2011 (the “Prospectus”) from each of the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission.

The Prospectus qualifies for distribution, among other things, 17,500,000 common shares of Banro issuable upon exercise or deemed exercise of outstanding special warrants of Banro (the “Special Warrants”) which were issued on February 24, 2011, as disclosed in Banro’s press release dated February 24, 2011.  Pursuant to the special warrant indenture governing the Special Warrants, any unexercised Special Warrants will be deemed to be exercised without any further action on the part of the holders of such Special Warrants on March 31, 2011.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro is constructing “Phase I” of its flagship Twangiza project.

Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Tomas Sipos, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.